UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

25 October 2018

News Release

Edmund Koh and Markus Ronner to join Group Executive Board of UBS Kathy Shih retiring at year-end

Zurich, 25 October 2018 – Following the decision of Kathy Shih to retire after 32 years at UBS, Edmund Koh will take over as President UBS Asia Pacific and join the Group Executive Board (GEB) of UBS Group AG effective 1 January 2019.

Koh is currently Head of Wealth Management Asia Pacific and Country Head Singapore. During his past three years in this role he has continued to successfully build the wealth management business of UBS in the region. He is an industry veteran, having worked more than 30 years in senior roles in financial services. He joined UBS in 2012 as Head of Wealth Management South East Asia from Taiwan-based Ta Chong Bank where he served as President and Director for four years. Prior to that he was Managing Director and Regional Head, Consumer Banking of DBS Bank in Singapore from 2001 to 2008.

After joining UBS in 1987 from Citibank as a client advisor in Hong Kong, Shih held various leadership positions in wealth management in Asia Pacific. She was instrumental in building the wealth management franchise of the firm in the region. During her time as Head of Wealth Management Asia Pacific from 2002 to 2015 invested assets grew from around CHF 60bn to nearly CHF 300bn, and the firm opened domestic wealth management operations in Japan, Taiwan and China. She joined the GEB of UBS Group AG in January 2016 as President UBS Asia Pacific. In addition to her dedication to the business, Shih also contributed significantly to the development of the philanthropic and community affairs programs of UBS in the region.

Markus Ronner will join the Group Executive Board of UBS Group AG effective 1 November 2018 as Head of Group Compliance, Regulatory and Governance. In this role, he will be responsible at Group level for compliance and operational risk control, governmental and regulatory affairs as well as investigations and governance matters. After the successful implementation of compliance and operational risk control as an integrated unit within Group Risk, moving the unit into the regulatory and governance organization will allow for increased portfolio synergies and greater focus.

Ronner joined the firm as an apprentice in 1981. During his 37 years with UBS, he has held various positions across the bank including Head of Group Internal Audit, Chief Operating Officer Asset Management, Head of Products and Services, and is currently Head of Group Regulatory and Governance.

Group Chief Executive Officer Sergio P. Ermotti: "I want to personally thank Kathy for the immensely positive impact she has had on UBS during 32 years of service. We would not be the clear number one wealth manager in Asia Pacific without Kathy's contribution and I wish her all the best for her well-deserved retirement. I welcome Ed and Markus to the GEB. They both have an excellent track record at the firm and I'm convinced they'll continue to help us drive the success of UBS."

UBS Group AG

UBS Group AG, News Release, 25 October 2018                                                                                                                                       Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Investor contact

Switzerland:     +41-44-234 41 00

Media contact

Switzerland:     +41-44-234 85 00

UK:                  +44-207-567 47 14

Americas:         +1-212-882 58 57

APAC:              +852-297-1 82 00

www.ubs.com

UBS Group AG, News Release, 25 October 2018                                                                                                                                       Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date:  October 25, 2018